NUONCOLOGY LABS, INC.

P.O. BOX 26496

SCOTTSDALE, AZ 85255

February 23, 2022

Gary Guttenberg

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NuOncology Labs, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed on February 8, 2022
File No. 000-26113

Dear Mr. Guttenberg,

Set forth below is the response for NuOncology Labs, Inc., a Florida corporation (“NLAB” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated February 18, 2022, with respect to Amendment No. 1 to Registration Statement on Form 10-12G filed on February 8, 2022.

Registration Statement on Form 10-12G filed February 8, 2022

Risk Factors, page 5

1.        We note your response to our prior comment 4. You are correct that Rule 419 states that all registered securities issued in connection with an offering by a blank check company, and the gross proceeds from that offering must be deposited into either an escrow account or a separate bank account established by a broker or dealer registered under the Exchange Act. Under the Rule, all money raised and the securities being offered must be placed in an escrow account or trust, so no trading occurs prior to completing the acquisition. Because of this, please add risk factor disclosure to address that, in the event you offer securities pursuant to a registration statement under the Securities Act, such offering will be subject to the provisions of Rule 419 including provisions relating to the deposit of these securities into escrow, the timing and conditions for release of deposited securities and funds after any acquisition (including the need to file a post- effective amendment), and the applicable unwinding procedures and timing in the event an acquisition is not consummated. If you intend to issue preferred shares as consideration in a merger, and intend to rely on an exemption from registration, please also make that clear.

In addition, we ask that you expand your risk factors to address the effect of compliance with state statutes, rules, and regulations limiting the sale of securities by blank check companies. Include details regarding any other difficulties you may encounter in attempting to raise funds as a blank check company. Please also address that your requirements to comply with Rule 419 could potentially deter a target company from entering into a business transaction with your company.

Response:

The language has been revised to state the following:

Offering securities pursuant to a registration statement under the Rule 419 of the Securities Act of 1933

In the event that we offer securities pursuant to a registration statement under the Securities Act, such offering will be subject to the provisions of Rule 419 of the Securities Act of 1933. Rule 419 applies to blank check companies and requires that the net offering proceeds, and all securities to be issued (and those sold by a selling shareholder upon their sale) be promptly deposited by the company into an escrow or trust account pending the execution of an agreement for an acquisition or merger.

In addition, the registrant is required to file a post-effective amendment to the registration statement containing the same information as found in a Form 10 registration statement, upon the execution of an agreement for such acquisition or merger. The rule provides procedures for the release of the offering funds in conjunction with the post effective acquisition or merger. The obligation to file post-effective amendments are in addition to the obligation to file Forms 8-K to report both the entry into a material non-ordinary course agreement and the completion of the transaction.

Under Rule 419, the funds and securities will be released by the to the company and to investors, respectively, only after the company has met the following three conditions: first, the company must execute an agreement for an acquisition; second, the Company must successfully complete a reconfirmation offering which is reconfirmed by sufficient investors so that the remaining funds are adequate to allow the acquisition to be consummated; and third, the acquisition meeting the above criteria must be consummated.

If a consummated acquisition meeting the requirements of this section has not occurred by a date 18 months after the effective date of the initial registration statement, funds held in the escrow or trust account shall be returned by first class mail or equally prompt means to the purchaser within five business days following that date.

As of this draft, we plan to issue preferred shares in an acquisition or merger and plan to rely on an exemption from Rule 419. Section 4(a)(2) of the Securities Act of 1933 exempts from registration "transactions by an issuer not involving any public offering." It is section 4(a)(2) that permits an issuer to sell securities in a "private placement" without registration under the Act of ’33.

As a blank check company, our shareholders may face significant restrictions on the resale of our Common Stock due to state "blue sky" laws and due to the applicability of Rule 419 adopted by the Securities and Exchange Commission.

The resale of Common Stock must meet the blue sky resale requirements in the states in which the proposed purchasers reside. If we are unable to qualify the Common Stock and there is no exemption from qualification in certain states, the holders of the Common Stock or the purchasers of the Common Stock may be unable to sell them.

There are state regulations that may adversely affect the transferability of our Common Stock. We have not registered our Common Stock for resale under the securities or blue sky laws of any state. We may seek qualification or advise our shareholders of the availability of an exemption. But we are under no obligation to register or qualify our Common Stock in any state or to advise the shareholders of any exemptions.

Current shareholders, and persons who desire to purchase the Common Stock in any trading market that may develop in the future, should be aware that there might be significant state restrictions upon the ability of new investors to purchase the Common Stock.

Blue sky laws, regulations, orders, or interpretations place limitations on offerings or sales of securities by blank check companies. These limitations typically provide, in the form of one or more of the following limitations, that such securities are:

(a)       Not eligible for sale under exemption provisions permitting sales without registration to accredited investors or qualified purchasers;

(b)       Not eligible for the transaction exemption from registration for non-issuer transactions by a registered broker-dealer;

(c)       Not eligible for registration under the simplified small corporate offering registration form available in many states;

(d)       Not eligible for the "solicitations of interest" exception to securities registration requirements available in many states;

(e)       Not permitted to be registered or exempted from registration, and thus not permitted to be sold in the state under any circumstances.

If the company engages in an offering of our securities, any resales of our securities will require registration in an offering subject to Rule 419. The Securities and Exchange Commission has adopted Rule 419 which defines a blank-check company as (i) a development stage company, that is (ii) offering penny stock, as defined by Rule 3a51-1, and (iii) that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. Certain jurisdictions may have definitions that are more restrictive than Rule 419. Provisions of Rule 419 apply to every registration statement filed under the Securities Act of 1933, as amended, relating to an offering by a blank-check company.

Should we conduct an offering of our securities, before we complete a business combination with an operating company, the Company would be considered a blank check company within the meaning of Rule 419 and any sales or resales of the stock issued in the offering would require a registration under the Securities Act of 1933, as amended, in an offering subject to Rule 419, unless there exists a transaction or security exemption for such sale under the Securities Act of 1933, as amended.  Any resales of our Common Stock would require registration under the Securities Act of 1933, as amended, in an offering subject to Rule 419.

Any transactions in our Common Stock by officers/directors and majority shareholders will require compliance with the registration requirements under the Securities Act of 1933, as amended.

As of this draft, we plan to issue preferred shares in an acquisition or merger and plan to rely on an exemption from Rule 419. Section 4(a)(2) of the Securities Act of 1933 exempts from registration "transactions by an issuer not involving any public offering." It is section 4(a)(2) that permits an issuer to sell securities in a "private placement" without registration under the Act of ’33.

Liquidity and Capital Resources, page 12

2.        We note from your revised disclosure in response to prior comment 8 in the second paragraph of this section that you "have an accumulated stockholders’ deficit of $0.00 as of September 30, 2021." Please revise this disclose to reconcile to your balance sheet.

Response:

The language has been revised to state the following:

…….. have an accumulated stockholders’ deficit of $10,818,535 as of September 30, 2021.

Executive Compensation, page 15

3.        As requested by our prior comment 11, please update your disclosure in this section for your last completed fiscal year which appears to be the fiscal year ended December 31, 2021.

Response:

The language has been revised to state the following:

For each of the fiscal years ended December 31, 2021 and 2020 there was no direct compensation awarded to, earned by, or paid by us to any of our executive officers.

Recent Sales of Unregistered Securities, page 16

4.       It does not appear that you provided revised disclosure in response to prior comment 12. We continue to note your disclosure on page 33 that, on October 22, 2021, the Company issued 500,000 shares of common stock and 500,000 shares of Series A preferred stock to Small Cap Compliance, LLC. Please refer to Item 701 of Regulation S-K and provide all required disclosures in this section.

Response:

The following language has been revised or was disclosed under Item 701 of Regulation S-K:

On October 10, 2021, the Company amended its Article of Incorporation, creating and designating 10,000,000 shares of Series A preferred stock, par value $0.001. Each share of Series A preferred stock shall be convertible, at the option of the holder, into 1,000 shares of common stock. The holder is entitled to 1,000 votes per share of Series A stock.

On October 22, 2021, the Company issued 500,000 shares of common stock and 500,000 shares of Series A preferred stock to Small Cap Compliance, LLC, for services and reimbursement of expenses incurred as custodian of the Company. These shares were issued under Section 4(a)(2) of the Securities Act of 1933 exempts from registration "transactions by an issuer not involving any public offering." It is section 4(a)(2) that permits an issuer to sell securities in a "private placement" without registration under the Act of ’33.

Financial Statements, page 18

5.        Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response:

Our 12/31/2021 financials are being audited at this time and we will file the 10-K within 7 days.

If you have any questions or comments concerning this response, please contact Rhonda Keaveney, at rhonda8058@gmail.com.

Sincerely,

Nu Oncology Labs, Inc.

By:	/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer